SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$161,249,195.24	$13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073
OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields (Pounds) 102,069,372.86, converted at the exchange rate on February 27, 2003, of
(Pounds)1=$1.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEMS 1-9 AND ITEM 11.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Frequently Asked Questions” contained in the Offer Document dated March 1, 2003 (the “Offer Document”) of Celltech Group plc, a public limited company organized under the laws of England and Wales (“Celltech”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

The name of the subject company is Oxford GlycoSciences Plc, a public limited company organized under the laws of England and Wales (“OGS”), with its principal executive offices located at The Forum, 86 Milton Park, Abingdon, Oxfordshire OX14 4RY, England. The telephone number of OGS’s principal executive offices is 011 44 1235 208 000.

This Schedule TO relates to (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”). OGS Shares and OGS ADSs are collectively referred to as “OGS Securities”. Information concerning the number of outstanding OGS Securities is set forth in Appendix V — “Additional Information” of the Offer Document and is incorporated herein by reference.

Information concerning the trading markets and sales prices of the OGS Shares and OGS ADSs is set forth in Appendix V — “Additional Information” of the Offer Document and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is being filed by Celltech. Its principal executive offices are located at 208 Bath Road, Slough, Berkshire SL1 3WE, England. The telephone number of Celltech’s principal executive offices is 011 44 1753 534 655. Information regarding the principal business of Celltech is set forth in paragraph 6 — “Information on Celltech Group” and Appendix V — “Additional Information” of the Offer Document and is incorporated herein by reference.

Information concerning the names, business address, principal occupation or employment, country of citizenship and material occupations, positions, offices or employment during the past five years as well as other information required by Item 3(c) with respect to the directors and executive officers of Celltech is set forth in Appendix V — “Additional Information” of the Offer Document and is incorporated herein by reference. During the past five years, neither Celltech nor, to the best knowledge of Celltech, any of the persons listed in paragraph 2(a) of Appendix V — “Additional Information” of the Offer Document (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in paragraph 1 — “Introduction”, paragraph 2 - “Details of Cash Offer”, paragraph 13 — “Taxation”, paragraph 15 — “Rights of Withdrawal”, paragraph 16 — “Procedure for Acceptance of the Offer”, paragraph 17 “Settlement”, paragraph 18 “Compulsory Acquisition and Application for De-listing”, Appendix I — “Conditions and Further Terms of the Offer” and Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in paragraph 5 — “Background to and Reasons for the Offer” and Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Appendix V — “Additional Information” of the Offer Document is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Because the only consideration in the Offer is cash (other than the Loan Note Alternative which is not being made available to US persons) and the Offer covers all issued and to be issued OGS Securities, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capability of Celltech and its affiliates, the Offeror believes the financial condition of Celltech and its affiliates is not material to a decision by a holder of OGS Securities whether to sell, tender or hold OGS Securities pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

ITEM 12. EXHIBITS

(1) (a)	Offer Document dated March 1, 2003.

(2) (a)	Letter of Transmittal.

(3) (a)	Notice of Guaranteed Delivery.

(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7) (a)	Form of Acceptance, Authority and Election.

(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ Peter Allen .................................................... Peter Allen Chief Financial Officer

Dated: March 3, 2003